Dewey & LeBoeuf

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 7405
fax +1 212 259 6333
IPresant@dl.com
September 11, 2008
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Alpharma Inc.
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed September 3, 2008 by King Pharmaceuticals, Inc.
File No. 001-08593
Dear Ms. Kim:
     On behalf of King Pharmaceuticals, Inc. (the “Filing Party”), we have set forth below the Filing Party’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Brian A. Markison dated September 5, 2008.
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.
Comment:
1.	Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company’s financial and market performances, any projections or numerical conclusions with respect to the transactions you have proposed to acquire Alpharma, including but not limited to the following assertions:
•	“Importantly, in 2008, we expect cash flow from operations to range from $400 million to $450 million.”
New York      |      London multinational partnership      |      Washington, DC
Albany      |      Almaty     |     Austin     |     Beijing     |     Boston     |     Brussels     |      Charlotte     |      Chicago     |     Dubai
Frankfurt     |      Hartford     |     Hong Kong     |     Houston     |     Jacksonville     |     Johannesburg(pty) ltd.      |
Los Angeles Milan      |       Moscow      |     Paris multinational partnership      |      Riyadh affiliated office      |      Rome      |     San Francisco      |       Silicon
Valley      |       Warsaw

•	“Achieving a 5% marketshare of the immediate-release and extended-release opioid markets would translate into an opportunity of over $700 million in annual revenue at branded pricing.”
Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.
Response:
     The Filing Party acknowledges the Staff’s comment and confirms that in such future filings it will disclose support for any statements regarding the Filing Party’s financial and market performances, any projections or numerical conclusions with respect to the transactions we have proposed to acquire Alpharma Inc. Statements from the filings are reproduced below in bold italics, followed by support for such statement.
     “Importantly, in 2008, we expect cash flow from operations to range from $400 million to $450 million.”
     Please note that the expected cash flow projections provided by the Filing Party are for the Filing Party on a stand alone basis, not the potential projections of the combined entity.
     In 2008, the Filing Party expects full year net cash flows from operations to range from $400.0 to $450.0 million. In 2007, the Filing Party’s full year net cash flows from operations were $672.6 million. The expected decline in 2008 is primarily driven by a decrease in net sales of Altace® as a result of the September 2007 ruling by the U.S. Circuit Court of Appeals for the Federal Circuit declaring invalid U.S. Patent No. 5,061,722 that covered the Filing Party’s Altace® product. For the six months ended June 30, 2008, the Filing Party’s net cash flows from operations totaled $238.2 million.
     The Filing Party is not aware of any specific assumptions, factors considered or limitations on estimates pertaining to the expected cash flows referenced above that would cause the Filing Party not to achieve such results for the remainder of the fiscal year, other than the risk factors referenced in the Filing Party’s periodic reports (as filed on the Filing Party’s most recent Annual Report on Form 10-K for the year ended December 31, 2007 and its quarterly reports on Form 10-Q). In the event one or more of these risk factors occur, the Filing Party’s cash flows could be materially adversely affected.
     “Achieving a 5% marketshare of the immediate-release and extended-release opioid markets would translate into an opportunity of over $700 million in annual revenue at branded pricing.”

     Mr. Markison’s statement pertained to products already under development by the Filing Party as a standalone entity, not products that would be acquired as part of the proposed Alpharma transaction.
     Acurox® and Remoxy® are abuse deterrent opioids under development by the Filing Party. On August 12, 2008, Pain Therapeutics, Inc and the Filing Party announced that the New Drug Application (“NDA”) for Remoxy® was accepted and granted Priority Review by the U.S. Food and Drug Administration (the “FDA”) and on June 17, 2008, Acura Pharmaceuticals, Inc. and the Filing Party announced positive results for Phase III testing of Acurox® and indicated they expect to submit the NDA for Acurox® to the FDA by the end of 2008. The FDA typically grants Priority Review to drug candidates that have the potential to demonstrate significant improvements compared to marketed products. The FDA goal for completing review of a drug with Priority Review status is six months from the date of submission of the application.
     According to IMS Health (June 2008 data received in July) in the past year there were 177.4 million total prescriptions for short acting opioids (12 months of prescriptions as of July 2008 from IMS National Prescription Audit) at a branded price per prescription of $157 (weighted average price based on volume mix across all strengths). This would result in estimated annual gross sales of approximately $27.9 billion of short acting opioids. According to IMS Health (July 2008 data received in August) in the past year there were 21.2 million total prescriptions for long acting opioids (12 months of prescriptions as of July 2008 from IMS National Prescription Audit) at a branded price per prescription of $439 (weighted average price based on volume mix across all strengths). This would result in estimated annual gross sales of approximately $9.3 billion of long acting opioids. Together with such sales of short acting opioids, the estimated sales would be a combined $37 billion. However, the Filing Party believes a discount of 60% on such gross sales estimates would be appropriate, to take into account the expected mix of competitive generic pricing and branded pricing for such products under development. Even at this discount, estimated sales of such products could be as much as approximately $15 billion.
     A number of specific assumptions, factors considered and limitations on estimates apply to the foregoing opportunity, including the possibility that sales representative coverage will not be optimized (reach and frequency issues for called on physicians) and possible adverse effects of new competing products becoming commercially available within the next three years. The Filing Party is not aware of any other specific assumptions, factors considered or limitations on estimates pertaining to the opportunity referenced above, other than the risk factors referenced in the Filing Party’s periodic reports (as filed on the Filing Party’s most recent Annual Report on Form 10-K for the year ended December 31, 2007 and its quarterly reports on Form 10-Q).
*      *       *
     If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-259-6640), Chang-Do Gong (tel: 212-259-6056) or me (tel: 212-259-7405) of Dewey & LeBoeuf LLP.
Sincerely,
/s/ Ivan Presant
cc: Brian A. Markison, King Pharmaceuticals, Inc.